Mail Stop 4720   June 24, 2009

Mr. Stephen Harrison
Chief Executive Officer
First Acceptance Corporation
3322 West End Avenue, Suite 1000
Nashville, Tennessee 37203

Re: First Acceptance Corporation
         Form 10-K for the year ended June 30, 2008
         File No. 001-12117

Dear Mr. Harrison:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Jeffrey Riedler
                                    Assistant Director

cc: J. James Jenkins, Jr., Esquire
    Bass, Berry & Sims PLC
    315 Deaderick Street, Suite 2700
    Nashville, Tennessee 37238-3001